                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Critical Path, Inc,
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    22674V100
                                    ---------
                                 (CUSIP Number)

                                  Eirene Yeung
                         Cheung Kong (Holdings) Limited
                          8th Floor, Cheung Kong Centre
                             2 Queen's Road Central
                                    Hong Kong
                                 (852-2128-8888)

                                   ----------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Latham & Watkins LLP
                                   20th Floor,
                        Standard Chartered Bank Building
                            4 Des Voeux Road, Central
                                    Hong Kong
                                 (852-2522-7886)

                                   ----------

                                November 18, 2003
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ____.

                                  SCHEDULE 13D

CUSIP No.  22674V100
           ---------


---------- ------------------------------------------------------------------------------------------------------
    1      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                 CHEUNG KONG (HOLDINGS) LIMITED - NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (see Instructions)                     (a) [ ]
                                                                                                   (b) [X]
---------- ------------------------------------------------------------------------------------------------------
    3      SEC Use Only
---------- ------------------------------------------------------------------------------------------------------
    4      Source of Funds
                 WC
---------- ------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)         [ ]
---------- ------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization
                 HONG KONG
---------- ------------------------------------------------------------------------------------------------------
      Number of             7     Sole Voting Power
        Shares                          - 0 -
     Beneficially         ------- -------------------------------------------------------------------------------
        Owned               8     Shared Voting Power
          by                            3,389,545 (1) (INCLUDING SHARES DISCLAIMED, SEE 11 BELOW)
         Each             ------- -------------------------------------------------------------------------------
      Reporting             9     Sole Dispositive Power
        Person                           - 0 -
         with             ------- -------------------------------------------------------------------------------
                            10    Shared Dispositive Power
                                         3,389,545 (1) (INCLUDING SHARES DISCLAIMED, SEE 11 BELOW)
---------- ------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
           3,389,545 (1), OF WHICH CHEUNG KONG EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF 1,670,398 (4) SHARES
           BENEFICIALLY OWNED BY HUTCHISON WHAMPOA LIMITED AND CENWELL LIMITED AND 47,731 (5) SHARES BENEFICIALLY
           OWNED BY CK LIFE SCIENCES INT'L., (HOLDINGS) INC. AND GREAT AFFLUENT LIMITED
---------- ------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                           [ ]
---------- ------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
                 14.1% (2)
---------- ------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person
                 HC, CO
---------- ------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

CUSIP No.  22674V100
           ---------

---------- ------------------------------------------------------------------------------------------------------
    1      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                 CAMPINA ENTERPRISES LIMITED - NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (see Instructions)                     (a) [ ]
                                                                                                   (b) [X]
---------- ------------------------------------------------------------------------------------------------------
    3      SEC Use Only
---------- ------------------------------------------------------------------------------------------------------
    4      Source of Funds
                 AF
---------- ------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)         [ ]
---------- ------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization
                 BRITISH VIRGIN ISLANDS
---------- ------------------------------------------------------------------------------------------------------
                            7     Sole Voting Power
      Number of                          - 0 -
        Shares            ------- -------------------------------------------------------------------------------
     Beneficially           8     Shared Voting Power
        Owned                           1,671,416 (3)
          by              ------- -------------------------------------------------------------------------------
         Each               9     Sole Dispositive Power
      Reporting                          - 0 -
        Person            ------- -------------------------------------------------------------------------------
         with               10    Shared Dispositive Power
                                         1,671,416 (3)
---------- ------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                 1,671,416 (3)
---------- ------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                           [ ]
---------- ------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
                 7.0% (2)
---------- ------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person
                 CO
---------- ------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

CUSIP No.  22674V100
           ---------

---------- ------------------------------------------------------------------------------------------------------
    1      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                 HUTCHISON WHAMPOA LIMITED - NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (see Instructions)                     (a) [ ]
                                                                                                   (b) [X]
---------- ------------------------------------------------------------------------------------------------------
    3      SEC Use Only
---------- ------------------------------------------------------------------------------------------------------
    4      Source of Funds
                 WC
---------- ------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)         [ ]
---------- ------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization
                 HONG KONG
---------- ------------------------------------------------------------------------------------------------------
                          7     Sole Voting Power
      Number of                        - 0 -
        Shares          ------- ---------------------------------------------------------------------------------
     Beneficially         8     Shared Voting Power
        Owned                         1,670,398 (4)
          by            ------- ---------------------------------------------------------------------------------
         Each             9     Sole Dispositive Power
      Reporting                        - 0 -
        Person          ------- ---------------------------------------------------------------------------------
         with             10    Shared Dispositive Power
                                       1,670,398 (4)
---------- ------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                 1,670,398 (4)
---------- ------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                           [ ]
---------- ------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
                 7.0% (2)
---------- ------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person
                 HC, CO
---------- ------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

CUSIP No.  22674V100
           ---------

---------- ------------------------------------------------------------------------------------------------------
    1      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                 CENWELL LIMITED - NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (see Instructions)                     (a) [ ]
                                                                                                   (b) [X]
---------- ------------------------------------------------------------------------------------------------------
    3      SEC Use Only
---------- ------------------------------------------------------------------------------------------------------
    4      Source of Funds
                 AF
---------- ------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)         [ ]
---------- ------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization
                 BRITISH VIRGIN ISLANDS
---------- ------------------------------------------------------------------------------------------------------
                          7     Sole Voting Power
      Number of                       - 0 -
        Shares          ------- ---------------------------------------------------------------------------------
     Beneficially         8     Shared Voting Power
        Owned                         1,670,398 (4)
          by            ------- ---------------------------------------------------------------------------------
         Each             9     Sole Dispositive Power
      Reporting                        - 0 -
        Person          ------- ---------------------------------------------------------------------------------
         with             10    Shared Dispositive Power
                                       1,670,398 (4)
---------- ------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                 1,670,398 (4)
---------- ------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                           [ ]
---------- ------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
                 7.0% (2)
---------- ------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person
                 CO
---------- ------------------------------------------------------------------------------------------------------


                                  SCHEDULE 13D

CUSIP No.  22674V100
           ---------


---------- ------------------------------------------------------------------------------------------------------
    1      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                 CK LIFE SCIENCES INT'L., (HOLDINGS) INC. - NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (see Instructions)                     (a) [ ]
                                                                                                   (b) [X]
---------- ------------------------------------------------------------------------------------------------------
    3      SEC Use Only
---------- ------------------------------------------------------------------------------------------------------
    4      Source of Funds
                 WC
---------- ------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)         [ ]
---------- ------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization
                 CAYMAN ISLANDS
---------- ------------------------------------------------------------------------------------------------------
                          7     Sole Voting Power
      Number of                       - 0 -
        Shares          ------- ---------------------------------------------------------------------------------
     Beneficially         8     Shared Voting Power
        Owned                         47,731 (5)
          by            ------- ---------------------------------------------------------------------------------
         Each             9     Sole Dispositive Power
      Reporting                        - 0 -
        Person          ------- ---------------------------------------------------------------------------------
         with             10    Shared Dispositive Power
                                       47,731 (5)
---------- ------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                 47,731 (5)
---------- ------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                           [ ]
---------- ------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
                 0.2% (2)
---------- ------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person
                 HC, CO
---------- ------------------------------------------------------------------------------------------------------



                                  SCHEDULE 13D

CUSIP No.  22674V100
           ---------
---------- ------------------------------------------------------------------------------------------------------
    1      Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                 GREAT AFFLUENT LIMITED - NOT APPLICABLE
---------- ------------------------------------------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (see Instructions)                     (a) [ ]
                                                                                                   (b) [X]
---------- ------------------------------------------------------------------------------------------------------
    3      SEC Use Only
---------- ------------------------------------------------------------------------------------------------------
    4      Source of Funds
                 AF
---------- ------------------------------------------------------------------------------------------------------
    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)         [ ]
---------- ------------------------------------------------------------------------------------------------------
    6      Citizenship or Place of Organization
                 BRITISH VIRGIN ISLANDS
---------- ------------------------------------------------------------------------------------------------------
                          7     Sole Voting Power
      Number of                       - 0 -
        Shares          ------- ---------------------------------------------------------------------------------
     Beneficially         8     Shared Voting Power
        Owned                         47,731 (5)
          by            ------- ---------------------------------------------------------------------------------
         Each             9     Sole Dispositive Power
      Reporting                        - 0 -
        Person          ------- ---------------------------------------------------------------------------------
         with             10    Shared Dispositive Power
                                       47,731 (5)
---------- ------------------------------------------------------------------------------------------------------
   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                 47,731 (5)
---------- ------------------------------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares                           [ ]
---------- ------------------------------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)
                 0.2% (2)
---------- ------------------------------------------------------------------------------------------------------
   14      Type of Reporting Person
                 CO
---------- ------------------------------------------------------------------------------------------------------


(1) Of these 3,389,545 shares, 3,317,782 are issuable upon conversion of 872,727 shares of Series D Cumulative Redeemable Convertible Preferred Stock, par value $0.001 per share ("Series D Preferred Stock"), of Critical Path Inc., a California corporation (the "Issuer") at a conversion price of $4.20 per share (including accretion of dividends as at November 17, 2003), and 71,763 shares are issuable upon conversion of $29,130,000 principal amount of 5 3/4% Convertible Subordinated Notes due April 2005 ("5 3/4% Notes") issued by the Issuer, at a conversion rate of $405.92 per share.

(2) Applicable percentage ownership of the Class is based on 23,959,829 shares of common stock, par value US$0.001 per share (the "Common Stock"), representing 20,570,284 shares of Common Stock issued and outstanding as of October 31, 2003, plus 71,763 shares of Common Stock issuable upon conversion of 5 3/4% Notes and 3,317,782 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock reported herein.

(3) Of these 1,671,416 shares, 1,658,889 are issuable upon conversion of 436,363 shares of Series D Preferred Stock at a conversion price of $4.20 per share (including accretion of dividends as at November 17, 2003), and 12,527 shares are issuable upon conversion of $5,085,000 principal amount of 5 3/4% Notes at a conversion price of $405.92 per share.

(4) Of these 1,670,398 shares, 1,658,893 are issuable upon conversion of 436,364 shares of Series D Preferred Stock at a conversion price of $4.20 per share (including accretion of dividends as at November 17, 2003), and 11,505 shares are issuable upon conversion of $4,670,000 principal amount of 5 3/4% Notes at a conversion rate of $405.92 per share.

(5) Issuable upon conversion of $19,375,000 principal amount of 5 3/4% Notes at conversion rate of $405.92 per share.

                  This Amendment No. 1 amends and restates in its entirety the Statement on Schedule 13D (the "Statement") previously filed with the Securities and Exchange Commission by Cheung Kong (Holdings) Limited ("Cheung Kong") on December 22, 2001 with respect to the Common Stock of the Issuer.

                  On August 1, 2003, the Issuer effected a one-for-four reverse stock split which reduced its number of shares of Common Stock outstanding from 81,595,042 to 20,398,076 as of that date. Unless otherwise indicated, all share information in this Schedule 13D is adjusted to give effect to the reverse stock split.

Item 1.           Security and Issuer.

                  This Statement relates to the Common Stock of the Issuer. The Issuer's principal executive office is 532 Folsom Street, San Francisco, California 94105.

Item 2.           Identity and Background.

                  This Statement is filed by Cheung Kong, a Hong Kong company; Campina Enterprises Limited ("Campina"), a British Virgin Islands company and an indirect wholly-owned subsidiary of Cheung Kong; Hutchison Whampoa Limited ("HWL"), a Hong Kong company; Cenwell Limited ("Cenwell"), a British Virgin Islands company and an indirect wholly-owned subsidiary of HWL; CK Life Sciences Int'l., (Holdings) Inc. ("CKLS"), a Cayman Islands company; and Great Affluent Limited ("GAL"), a British Virgin Islands company and an indirect wholly-owned subsidiary of CKLS.

Cheung Kong

                  The principal business of Cheung Kong is investment holding and project management, property development and investment, property and project management, hotel and serviced suite operation, and investment in securities. The principal business address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

                  Cheung Kong indirectly owns 100% of the issued shares of Campina. Cheung Kong's beneficial ownership reported herein and not disclaimed is through its interest in Campina.

                  Cheung Kong owns 49.97% of the issued shares of HWL and may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to control the voting and disposition of the shares of Series D Preferred Stock beneficially owned by HWL and Cenwell. However, Cheung Kong disclaims beneficial ownership of the shares of Series D Preferred Stock beneficially owned by HWL and Cenwell and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

                  Cheung Kong also owns 44.01% of the issued shares of CKLS and may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to control the voting and disposition of the shares of Common Stock issuable upon conversion of the 5 3/4% Notes beneficially owned by CKLS and GAL. However, Cheung Kong disclaims beneficial ownership of such shares of Common Stock issuable upon conversion of the 5 3/4% Notes beneficially owned by CKLS and GAL and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

                  During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Campina

                  The principal business of Campina is investment holding. The registered office address of Campina is Pasea Estate, Road Town, Tortola, British Virgin Islands.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Campina and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto, respectively, and are incorporated herein by reference.

                  During the past five years, neither Campina nor, to the best knowledge of Campina, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HWL

                  The principal business of HWL is that of investment holding with diversified interests and activities in the following core businesses: ports and related services, telecommunications, property and hotels, retail and manufacturing, and energy, infrastructure, finance and investments. The principal business address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

                  HWL indirectly owns 100% of the issued shares of Cenwell. HWL's beneficial ownership reported herein is through its interest in Cenwell.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto and are incorporated herein by reference.

                  During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cenwell

                  The principal business of Cenwell is investment holding. The registered office address of Cenwell is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cenwell and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule IV hereto, respectively, and are incorporated herein by reference.

                  During the past five years, neither Cenwell nor, to the best knowledge of Cenwell, any of their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CKLS

                  The principal business of CKLS is investment holding, research and development, commercialization, marketing and sale of biotechnology products. The principal business address of CKLS is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

                  CKLS indirectly owns 100% of the issued shares of GAL. CKLS' beneficial ownership reported herein is through its interest in GAL.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of CKLS and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule V hereto and are incorporated herein by reference.

                  During the past five years, neither CKLS nor, to the best knowledge of CKLS, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GAL

                  The principal business of GAL is investment holding. The registered office address of GAL is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

                  The name, business address, citizenship and present principal occupation or employment of each executive officer and director of GAL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule VI hereto and are incorporated herein by reference.

                  During the past five years, neither GAL nor, to the best knowledge of GAL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The total purchase price for 436,363 shares of Series D Preferred Stock purchased by Campina was $5,999,998.12, and the funds for such purchase were provided by Cheung Kong from working capital. The total purchase price for 436,364 shares of Series D Preferred Stock purchased by Cenwell was $5,999,998.13, and the funds for such purchase were provided by HWL from working capital.

                  The total purchase price for the $5,085,000 principal amount of 5 3/4% Notes purchased by Campina was $3,826,455.28 , and funds for such purchase were provided by Cheung Kong from working capital. The total purchase price for the $4,670,000 principal amount of 5 3/4% Notes purchased by Cenwell was $3,429,369.45, and funds for such purchase were provided by HWL from working capital. The total purchase price for the $19,375,000 principal amount of 5 3/4% Notes purchased by GAL was $15,887,114.76, and funds for such purchase were provided by CKLS from working capital.

Item 4.           Purpose of Transaction.

                  On November 8, 2001, the Issuer, General Atlantic Partners LLC and affiliates (collectively, "GA"), Vectis CP Holdings, LLC ("Vectis"), Campina and Cenwell entered into a Stock and Warrant Purchase and Exchange Agreement (the "Stock and Warrant Purchase and Exchange Agreement"), pursuant to which, among other things, Campina and Cenwell purchased 436,363 and 436,364 shares, respectively, of the Issuer's Series D Preferred Stock, which shares are convertible, at the option of each of Campina and Cenwell, at a conversion price of $1.05 per share, subject to certain adjustments as set forth in a Certificate of the Powers, Designations, Preferences and Rights of the Series D Cumulative Redeemable Convertible Participating Preferred Stock (the "Certificate of Designation").

                  During the period from August 13, 2002 to March 14, 2003, Campina, Cenwell and GAL acquired $5,085,000, $4,670,000, and $19,375,000, respectively, in principal amount of 5 3/4% Notes. The 5 3/4% Notes are convertible, at the option of the holder, into shares of Common Stock at any time before their maturity in April 2005, if not earlier redeemed or repurchased by the Issuer, at a conversion price of $405.92 per share (subject to adjustment in certain circumstances). Based on this conversion rate, the approximately $29.1 million in 5 3/4% Notes held in aggregate by Campina, Cenwell and GAL are convertible into approximately 12,527 shares, 11,505 shares and 47,731 shares, respectively, of Common Stock.

                  Dragonfield Limited ("Dragonfield"), an investment company wholly-owned by a director of Cheung Kong, and Lion Cosmos Limited ("LCL"), a charitable foundation established by a director of Cheung Kong, own $1,000,000 and $2,665,000, respectively, in principal amount of 5 3/4% Notes, which are convertible into approximately 9,855 shares and 26,263 shares, respectively, of Common Stock. The totals for shares of Common Stock reported to be beneficially owned by Cheung Kong, Campina, HWL, Cenwell, CKLS and GAL in this statement do not include the shares issuable on conversion of the 5 3/4% Notes held by Dragonfield and LCL. Cheung Kong, Campina, HWL, Cenwell, CKLS and GAL all disclaim beneficial ownership of such shares.

                  On November 18, 2003, Campina, Cenwell, GAL, Dragonfield and LCL (the "CK Purchasers") entered into a Convertible Note Purchase and Exchange Agreement (the "Note Purchase and Exchange Agreement") with the Issuer and investment entities affiliated with General Atlantic Partners, LLC (the "Lenders"), pursuant to which, among other things, the CK Purchasers agreed to exchange the approximately $32.8 million in 5 3/4% Notes held in aggregate by them for shares, par value $0.001 per share, of Series E Redeemable Convertible Preferred Stock of the Issuer ( "Series E Preferred Stock") to be newly issued by the Issuer subject to certain conditions precedent, including approval by the Issuer's stockholders. In addition, pursuant to the Note Purchase and Exchange Agreement, the Issuer has agreed to permit the CK Purchasers and the Lenders to purchase any remaining shares of Series E Preferred Stock not purchased by eligible shareholders in the Issuer's proposed forthcoming rights offering. The terms of the issuance of and exchange for, and the rights attaching to, the shares of Series E Preferred Stock, are further described in Item 6 of this Statement.

                  Cheung Kong, Campina, HWL, Cenwell, CKLS and GAL currently own the securities of the Issuer reported herein for investment purposes only. Each of Cheung Kong, Campina, HWL, Cenwell, CKLS and GAL intends to review from time to time its ownership of such securities and may, depending upon its evaluations of the business and prospects of the Issuer, or such other considerations as it may consider relevant, determine to increase, decrease or dispose of its holdings in such securities.

                  Other than as disclosed in this Item 4 and Item 6 of this Statement, Cheung Kong, Campina, HWL, Cenwell, CKLS and GAL filing this Schedule have no plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) A material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter or bylaws or other actions that might impede the acquisition of control of the Issuer by any other person;

         (g) Causing securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (h) Causing securities of the Issuer to be eligible for termination of registration pursuant to the Exchange Act, or any other similar action; or

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Item 5.           Interest in Securities of the Issuer.

(a) -- (b) Cheung Kong, through its ownership of Campina, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of (i) 436,363 shares of Series D Preferred Stock, convertible into 1,658,889 shares of Common Stock (including accretion of dividends as at November 17, 2003), and (ii) $5,085,000 principal amount of 5 3/4% Notes, convertible into 12,527 shares of Common Stock. Cheung Kong has shared power over the voting and disposition of such securities. In addition, Cheung Kong, through its ownership of 49.97% of the issued shares of HWL, may be deemed to share voting and dispositive power over the 1,670,398 shares of Common Stock issuable upon conversion of the Preferred Stock and 5 3/4% Notes beneficially owned by HWL and Cenwell, and, through its ownership of 44.01% of the issued shares of CKLS, Cheung Kong may be deemed to share voting and dispositive power over the 47,731 shares of Common Stock issuable upon conversion of the 5 3/4% Notes beneficially owned by CKLS and GAL. This aggregate beneficial ownership of 3,389,545 shares of Common Stock represents 14.1% of the Common Stock, based on a total of 23,959,829 shares of Common Stock (representing 20,570,284 shares of Common Stock issued and outstanding as of October 31, 2003, plus 3,317,782 shares of Common Stock issuable upon conversion of Series D Preferred Stock and 71,763 shares of Common Stock issuable upon conversion of 5 3/4% Notes). Pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by HWL, Cenwell, CKLS and GAL, and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

                  Campina is the beneficial owner of 436,363 shares of Series D Preferred Stock, convertible into 1,658,889 shares of Common Stock (including accretion of dividends as at November 17, 2003), and $5,085,000 principal amount of 5 3/4% Notes, convertible into 12,527 shares of Common Stock, representing 6.9% and 0.06%, respectively, of the Common Stock. Campina has shared power over the voting and disposition of such securities.

                  HWL, through its ownership of Cenwell, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 1,658,893 shares of Common Stock (including accretion of dividends as at November 17, 2003), and $4,670,000 principal amount of 5 3/4% Notes, convertible into 11,505 shares of Common Stock, representing 6.9% and 0.06%, respectively, of the Common Stock. HWL has shared power over the voting and disposition of such securities.

                  Cenwell is the beneficial owner of 436,364 shares of Series D Preferred Stock, convertible into 1,658,893 shares of Common Stock (including accretion of dividends as at November 17, 2003), and $4,670,000 principal amount of 5 3/4% Notes, convertible into 11,505 shares of Common Stock, representing 6.9% and 0.06%, respectively, of the Common Stock. Cenwell has shared power over the voting and disposition of such securities.

                  CKLS, through its ownership of GAL, is deemed, for purposes of Rule 13d-3 under the Exchange Act, to be the beneficial owner of $19,375,000 principal amount of 5 3/4% Notes, convertible into 47,731 shares of Common Stock, representing 0.2% of the Common Stock. CKLS has shared power over the voting and disposition of such securities.

                  GAL, is the beneficial owner of $19,375,000 principal amount of 5 3/4% Notes, convertible into 47,731 shares of Common Stock, representing 0.2% of the Common Stock. GAL has shared power over the voting and disposition of such securities.

                  Except as described herein, none of Cheung Kong, Campina, HWL, Cenwell, CKLS or GAL nor, to the best knowledge of Cheung Kong, Campina, HWL, Cenwell, CKLS or GAL, any executive officer or director of Cheung Kong, Campina, HWL, Cenwell, CKLS or GAL, (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Except as described herein, none of Cheung Kong, Campina, HWL, Cenwell, CKLS or GAL nor, to the best knowledge of Cheung Kong, Campina, HWL, Cenwell, CKLS or GAL, any executive officer or director of Cheung Kong, Campina, HWL, Cenwell, CKLS or GAL, has effected any transaction in shares of the Common Stock, or securities convertible into shares of the Common Stock, during the past 60 days.

(d)               Not applicable.

(e)               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

November 2001 - Series D Preferred Stock

                  On November 8, 2001, the Issuer entered into a $95 million equity financing transaction by a group of investors and their affiliate entities ("Buyers"). The financing transaction consisted of approximately $30 million in new equity in the form of shares of Series D Preferred Stock at a conversion price per share (into Common Stock) of $4.20, the retirement of approximately $65 million in face value of the 5 3/4% Notes of the Issuer held by GA, and the issuance to GA of warrants to purchase 625,000 shares of Common Stock (the "Warrants"). In the transaction, the Issuer issued and sold approximately 1 million shares of Series D Preferred Stock (convertible into approximately 13.1 million shares) to a group of investors led by GA and including Vectis, Campina and Cenwell.

                  The Series D Preferred Stock accrues and cumulates dividends at 8% per year, and is convertible into the Issuer's Common Stock at the option of the holder. The conversion rights of the Series D Preferred Stock do not include any Common Stock trading price-related anti-dilution adjustments. Rather, the only anti-dilution protection for the Series D Preferred Stock is customary anti-dilution protection in the event of stock splits, stock dividends, reorganizations or the like.

                  In the event of a liquidation or change of control of the Issuer, the Series D Preferred Stock is entitled to a liquidation preference payment equal to the purchase price of the Series D Preferred Stock, plus accrued dividends to such date. The Series D

Preferred Stock shall also participate with the Common Stock in the event of a liquidation or change of control, after payment of the foregoing preference, up to certain agreed upon amounts. After four years, the Issuer has the option to redeem the Series D Preferred Stock if the Common Stock trading price at such time is in excess of certain agreed upon price levels. After five years, the Series D Preferred Stock shall be automatically redeemed.

                  GA, as lead investor, is entitled to elect one person to the Issuer's Board of Directors. The Board size shall also increase to seven directors from the current five. In addition, Campina and Cenwell are entitled to jointly designate one individual to serve as a non-voting observer on the Board, as long as they continue to own at least 750,000 shares of Series D Preferred Stock, but have not exercised that right. The Series D Preferred Stock has certain voting rights in connection with major corporate events, as well as preemptive rights in connection with any future Issuer private placements. The Buyers also executed a seven year standstill agreement with the Issuer.

                  In connection with the November 2001 transaction described above, the Issuer and the Buyers entered into the Stock and Warrant Purchase and Exchange Agreement, an Escrow Agreement, a Stockholders Agreement, a Registration Rights Agreement, a First Amendment to Escrow Agreement and an Amendment No. 1 to Stock and Warrant Purchase and Exchange Agreement. The Warrants are fully vested and exercisable at any time after November 8, 2002 until November 7, 2006. The exercise price for the Common Stock underlying the Warrants is $4.20 with a four year term. Pursuant to the Registration Rights Agreement, the Issuer has granted demand registration rights to certain of the investors, including Campina and Cenwell, whereby under enumerated circumstances the Issuer is obligated to file a registration statement for an underwritten offering with the Securities and Exchange Commission, in addition to the grant of "piggyback" registration rights for other underwritten offerings.

                  The foregoing description of the November 2001 transaction is subject to, and qualified in its entirety by reference to, the Certificate of Designation, the Stock and Warrant Purchase and Exchange Agreement, the Escrow Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Amendment No. 1 to Stock and Warrant Purchase and Exchange Agreement and the First Amendment to Escrow Agreement, which are filed as Exhibits 2 to 8 hereto and incorporated by reference into this Item 6.

November 2003 - Series E Preferred Stock

                  On November 18, 2003, the Issuer entered into the Note Purchase and Exchange Agreement to effect a $43 million private financing transaction, pursuant to which (i) the Lenders agreed to invest approximately $10 million in the Issuer in the form of 10% senior secured notes ("10% Notes") which will convert into approximately 6.7 million newly-issued shares of Series E Preferred Stock, immediately upon shareholder approval; and (ii) the CK Purchasers agreed to exchange the approximately $32.8 million principal amount of 5 3/4% Notes held in aggregate by them for approximately 21.9 million newly-issued shares of Series E Preferred Stock, also upon receipt of shareholder approval. As part of this transaction, the CK Purchasers will receive the right to elect one person to the Issuer's Board of Directors.

                  The Note Purchase and Exchange Agreement provides that the shares of Series E Preferred Stock will rank senior in preference to all existing equity shares of the Issuer, and will accrue dividends at an annual rate of 5 3/4% of the purchase price of $1.50 per share. Pursuant to the Note Purchase and Exchange Agreement, Campina has agreed to exchange its $5,085,000 principal amount of 5 3/4% Notes for 3,390,000 shares of Series E Preferred Stock; Cenwell has agreed to exchange its $4,670,000 principal amount of 5 3/4% Notes for 3,113,333 shares of Series E Preferred Stock and GAL has agreed to exchange its $19,375,000 principal amount of Notes for 12,916,667 shares of Series E Preferred Stock. In aggregate, Campina, Cenwell and GAL have agreed to acquire 19,480,000 shares of Series E Preferred Stock initially convertible into the same number of shares of Common Stock, subject to increase due to accrual of dividends on the Series D Preferred Stock.

                  A condition precedent to issuance of the Series E Preferred Stock is approval by stockholders of the Issuer. The Issuer has announced that it plans to submit to its shareholders for approval within 60 days the issuance of the Series E Preferred Stock to be issued upon conversion of the $10 million principal amount of 10% Notes and the exchange of the 5 3/4% Notes, in accordance with the rules of the Nasdaq Stock Market.

                  In addition, the Issuer has announced its intention to make a rights offering for up to approximately $21 million newly-issued shares of Series E Preferred Stock. Such rights would be offered to public shareholders as of November 18, 2003, to purchase approximately two shares of the new Series E Preferred Stock for every three shares of Common Stock they currently own, at a purchase price of $1.50 per share. The Issuer has announced that it anticipates that it will offer the right to purchase Series E Preferred Stock following the Securities and Exchange Commission declaring the registration statement for the rights offering to be effective, and will hold the rights offering open for a period of 30 days. The Issuer has agreed to permit the Lenders and the CK Purchasers to purchase any remaining shares of Series E Preferred Stock not purchased by eligible shareholders under the rights offering.

                  As part of the November 18, 2003 investment and exchange transactions described above, the holders of the Preferred Shares, including Campina and Cenwell, also agreed to eliminate the existing Series D "participation rights" in exchange for the adjustment of the Series D conversion price from $4.20 to $1.50 (which is the same as the conversion price of the new Series E preferred shares). The Series D "participation right" previously allowed the holders of the Series D Preferred Stock, upon a liquidation event or change of control transaction, to receive as part of any such transaction both a liquidation preference and thereafter the right to participate on a pro-rata as-converted basis with the holders of Common Stock. Under the amended terms of the Series D Preferred Stock, to be set forth in the Amended and Restated Series D Certificate of Determination, holders of the Series D Preferred Stock will be required, upon a liquidation event, to elect either a liquidation preference or to convert into Common Sock. The reduction of the conversion price will permit the Series D Preferred Stock holders to convert their shares into approximately
43.8 million shares of Common Stock, compared with the existing right to convert into approximately 15.9 million shares of Common Stock.

                  In connection with the November 2003 transaction described above, the Issuer has agreed to amend the Registration Rights Agreement and the Stockholders Agreement. Such amendments will be effective upon the initial closing under the Note Purchase and Exchange Agreement, expected to be as soon as practicable after the date of such agreement but not earlier than November 26, 2003. The amendments to the Series D Preferred Stock, to be set forth in the Amended and Restated Series D Certificate of Determination, and the issuance of the Series E Preferred Stock, to be set forth in the Series E Certificate of Designation, will only be effective upon the subsequent closing under the Note Purchase and Exchange Agreement, which is subject to the stockholder approval and other conditions precedent, as described above.

                  The foregoing description of the November 2003 transaction is subject to, and qualified in its entirety by reference to, the Note Purchase and Exchange Agreement, to which the form of Amended and Restated Registration Rights Agreement, form of Amended and Restated Stockholder Agreement, form of Amended and Restated Series D Certificate of Determination, Form of Series E Certificate of Designation, and form of Amendment to Warrant are attached, which are filed as Exhibits 9 to 14 hereto and incorporated by reference into this
Item 6.

Item 7.           Material to be Filed as Exhibits.

                  The documents which have been filed as Exhibits are listed in the Exhibit Index herein.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each party certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  December 1, 2003

                                FOR AND ON BEHALF OF
                                CHEUNG KONG (HOLDINGS) LIMITED


                                By: /s/ Ip Tak Chuen, Edmond
                                    ----------------------------------------
                                    Name: Ip Tak Chuen, Edmond
                                    Title: Director


                                FOR AND ON BEHALF OF
                                CAMPINA ENTERPRISES LIMITED


                                By: /s/ Ip Tak Chuen, Edmond
                                    ----------------------------------------
                                    Name: Ip Tak Chuen, Edmond
                                    Title: Director


                                FOR AND ON BEHALF OF
                                HUTCHISON WHAMPOA LIMITED


                                By: /s/ Chow Woo Mo Fong, Susan
                                    ----------------------------------------
                                    Name: Chow Woo Mo Fong, Susan
                                    Title: Director


                                FOR AND ON BEHALF OF
                                CENWELL LIMITED

                                By: /s/ Chow Woo Mo Fong, Susan
                                    ----------------------------------------
                                    Name: Chow Woo Mo Fong, Susan
                                    Title: Director

                                FOR AND ON BEHALF OF
                                CK LIFE SCIENCES INT'L., (HOLDINGS) INC.


                                By: /s/ Ip Tak Chuen, Edmond
                                    ----------------------------------------
                                     Name: Ip Tak Chuen, Edmond
                                     Title: Director


                                FOR AND ON BEHALF OF
                                GREAT AFFLUENT LIMITED


                                By: /s/ Ip Tak Chuen, Edmond
                                    ----------------------------------------
                                     Name: Ip Tak Chuen, Edmond
                                     Title: Director

                                   SCHEDULE I

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of November 26, 2003


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------
LI Ka-shing                                    Hong Kong         Chairman, Cheung Kong (Holdings)
                                                                   Limited
                                                                 Chairman, Hutchison Whampoa Limited

LI Tzar Kuoi, Victor                           Hong Kong         Managing Director and Deputy Chairman,
                                                                   Cheung Kong (Holdings) Limited
                                                                 Chairman, Cheung Kong Infrastructure
                                                                   Holdings Limited(2)
                                                                 Chairman, CK Life Sciences Int'l.,
                                                                 (Holdings) Inc.(3)
                                                                 Deputy Chairman and Executive Director,
                                                                   Hutchison Whampoa Limited
                                                                 Co-Chairman, Husky Energy Inc.(4)
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, The Hongkong and Shanghai
                                                                   Banking Corporation Limited (banking),
                                                                   No. 1 Queen's Road Central, Hong Kong
                                                                 Director, Dragonfield Limited

George Colin MAGNUS                            British           Deputy Chairman, Cheung Kong
                                                                   (Holdings) Limited
                                                                 Chairman, Hongkong Electric Holdings
                                                                   Limited(5)
                                                                 Deputy Chairman, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Executive Director, Hutchison Whampoa
                                                                   Limited

KAM Hing Lam                                   Hong Kong         Deputy Managing Director, Cheung
                                                                   Kong (Holdings) Limited
                                                                 Group Managing Director, Cheung
                                                                   Kong Infrastructure Holdings Limited(2)
                                                                 President and Chief Executive Officer, CK
                                                                   Life Sciences Int'l., (Holdings) Inc.(3)



                                    Sch I - 1


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------
                                                                 Executive Director, Hutchison
                                                                   Whampoa Limited
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, Great Affluent Limited



                                    Sch I - 2

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of November 26, 2003


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------
CHUNG Sun Keung, Davy                          Hong Kong         Executive Director, Cheung Kong
                                                                   (Holdings) Limited


IP Tak Chuen, Edmond                           British           Executive Director, Cheung Kong
                                                                   (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                 Infrastructure Holdings Limited(2)
                                                                 Senior Vice President and Chief
                                                                 Investment Officer, CK Life Sciences
                                                                 Int'l., (Holdings) Inc.(3)
                                                                 Director, Campina Enterprises Limited
                                                                 Director, Great Affluent Limited
                                                                 Non-executive Director, TOM.COM
                                                                   LIMITED(10)

PAU Yee Wan, Ezra                              Hong Kong         Executive Director, Cheung Kong
                                                                    (Holdings) Limited
                                                                 Director, Campina Enterprises Limited

WOO Chia Ching, Grace                          U.S.A.            Executive Director, Cheung Kong
                                                                   (Holdings) Limited

CHIU Kwok Hung, Justin                         Canadian          Executive Director, Cheung Kong
                                                                   (Holdings) Limited

LEUNG Siu Hon                                  British           Independent Non-executive Director,
502 Aon China Building                                             Cheung Kong (Holdings) Limited
29 Queen's Road Central                                          Consultant, Messrs. S.H. Leung & Co.
Hong Kong                                                          (solicitors' firm), 502 Aon China
                                                                   Building, 29 Queen's Road Central, Hong
                                                                   Kong



                                    Sch I - 3

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of November 26, 2003


                                                                Present Principal Occupation or
                                                                Employment, Including Name,
Name and                                                        Principal Business and Address of
Business Address(1a)                          Citizenship       Each Corporation or Organization
--------------------                          -----------       --------------------------------
FOK Kin-ning, Canning                          British           Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                                        (Holdings) Limited
10 Harcourt Road                                                 Chairman, Hutchison Telecommunications
Hong Kong                                                          (Australia) Limited(6)
                                                                 Chairman, Hutchison Harbour Ring
                                                                   Limited(8)
                                                                 Chairman, Partner Communications
                                                                   Company Ltd.(7)
                                                                 Chairman, Vanda Systems &
                                                                   Communications Holdings Limited(9)
                                                                 Co-Chairman, Husky Energy Inc.(4)
                                                                 Deputy Chairman, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Deputy Chairman, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Group Managing Director and Executive
                                                                   Director, Hutchison Whampoa Limited

Frank John SIXT                                Canadian          Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                                        (Holdings) Limited
10 Harcourt Road                                                 Chairman, TOM.COM LIMITED(10)
Hong Kong                                                        Group Finance Director and Executive
                                                                   Director, Hutchison Whampoa Limited
                                                                 Executive Director, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, Hutchison Telecommunications
                                                                   (Australia) Limited(6)
                                                                 Director, Husky Energy Inc.(4)
                                                                 Director, Partner Communications
                                                                   Company Ltd.(7)
                                                                 Director, Cenwell Limited




                                    Sch I - 4

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of November 26, 2003


                                                                Present Principal Occupation or
                                                                Employment, Including Name,
Name and                                                        Principal Business and Address of
Business Address(1a)                          Citizenship       Each Corporation or Organization
--------------------                          -----------       --------------------------------
CHOW Kun Chee, Roland                          British           Independent Non-executive Director,
602 Aon China Building                                             Cheung Kong (Holdings) Limited
29 Queen's Road Central                                          Consultant, Herbert Tsoi and Partners
Hong Kong                                                          (solicitors' firm), 602 Aon China
                                                                   Building, 29 Queen's Road Central,
                                                                   Hong Kong

WONG Yick-ming, Rosanna                        Hong Kong         Independent Non-executive Director,
Room 906, Duke of Windsor Social Service                           Cheung Kong (Holdings) Limited
Building                                                         Chairman, Education Commission of the
15 Hennessy Road                                                   Hong Kong Special Administrative
Wanchai, Hong Kong                                                 Region
                                                                 Executive Director, Hong Kong Federation
                                                                   of Youth Groups (charitable
                                                                   organisation), Room 906, Duke of
                                                                   Windsor Social Service Building, 15
                                                                   Hennessy Road, Wanchai, Hong Kong
                                                                 Director, The Hongkong and Shanghai
                                                                   Banking Corporation Limited (banking),
                                                                   No. 1 Queen's Road Central, Hong Kong

HUNG Siu-lin, Katherine                        Hong Kong         Non-executive Director, Cheung Kong
                                                                   (Holdings) Limited

YEH Yuan Chang, Anthony                        Hong Kong         Independent Non-executive Director,
26th Floor, Tower A                                                Cheung Kong (Holdings) Limited
Regent Centre                                                    Honorary Life President, Tai Ping
63 Wo Yi Hop Road                                                  Carpets International Limited (carpet
Kwai Chung                                                         manufacturing), 26th Floor, Tower A,
Hong Kong                                                          Regent Centre, 63 Wo Yi Hop Road,
                                                                   Kwai Chung, Hong Kong


                                    Sch I - 5

                       Executive Officers and Directors of
                         Cheung Kong (Holdings) Limited
                             As of November 26, 2003


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------
CHOW Nin Mow, Albert                           British           Non-executive Director, Cheung Kong
Units 3610-13 China Merchants Tower                                (Holdings) Limited
Shun Tak Centre                                                  Chairman & Managing Director,
168 Connaught Road Central                                         Wah Yip (Holdings) Limited (property
Hong Kong                                                          development and investment),
                                                                    Units 3610-13 China Merchants Tower,
                                                                   Shun Tak Centre, 168 Connaught Road
                                                                   Central, Hong Kong

Simon MURRAY                                   British           Independent Non-executive Director,
Suite 3601, Cheung Kong Center                                     Cheung Kong (Holdings) Limited
2 Queen's Road Central                                           Chairman, General Enterprise Management
Hong Kong                                                          Services Limited (investment fund),
                                                                   Suite 3601, Cheung Kong Center, 2
                                                                   Queen's Road Central,
                                                                   Hong Kong
                                                                 Non-Executive Director, Hutchison
                                                                   Whampoa Limited

KWOK Tun-li, Stanley                           Canadian          Independent Non-executive Director,
Suite 560-355 Burrard Street                                       Cheung Kong (Holdings) Limited
Vancouver, British Columbia                                      Director, Amara International Investment
V6C 2G8, Canada                                                    Corporation (investment holding),
                                                                   Suite 560-355 Burrard Street, Vancouver,
                                                                   British Columbia, V6C 2G8, Canada

                                    Sch I - 6

                                   SCHEDULE II

                       Executive Officers and Directors of
                           Campina Enterprises Limited
                             As of November 26, 2003




                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           --------------------------------
IP Tak Chuen, Edmond                       British               Director, Campina Enterprises Limited
                                                                 Executive Director, Cheung Kong
                                                                   (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Senior Vice President and Chief Investment
                                                                   Officer, CK Life Sciences Int'l.,
                                                                   (Holdings) Inc.(3)
                                                                 Director, Great Affluent Limited
                                                                 Non-executive Director, TOM.COM
                                                                   LIMITED(10)

PAU Yee Wan, Ezra                          Hong Kong             Director, Campina Enterprises Limited
                                                                 Executive Director, Cheung Kong
                                                                    (Holdings) Limited

LAU Chin Sung, John                        Australian            Director, Campina Enterprises Limited
707-8th Avenue S.W., Box                                         President and Chief Executive Officer,
6525, Station D, Calgary,                                          Husky Energy Inc.(4)
Alberta, Canada, T2P 3G7                                         Director, Great Affluent Limited

Neil Douglas McGEE                         Australian            Director, Campina Enterprises Limited
707-8th Avenue S.W., Box                                         Vice President and Chief Financial Officer,
6525, Station D, Calgary,                                          Husky Energy Inc.(4)
Alberta, Canada, T2P 3G7                                         Director, Cenwell Limited
                                                                 Director, Great Affluent Limited

YEO May Ann, Annie                         Singaporean           Director, Campina Enterprises Limited
150 Beach Road                                                   General Manager, Property Enterprises
#17-03 Gateway West                                                Development Pte Ltd, Japura Pte Ltd,
Singapore 189720                                                   Japura Development Pte Ltd and
                                                                   Glenfield Investments Pte Ltd (all are
                                                                   property development), all at


                                   Sch II - 1




                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           --------------------------------
                                                                   150 Beach Road, #17-03 Gateway West,
                                                                   Singapore 189720
                                                                 Director, Great Affluent Limited


                                   Sch II - 2

                       Executive Officers and Directors of
                           Campina Enterprises Limited
                             As of November 26, 2003






                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           ------------------------------------

CHUI Sing Loi                              Singaporean           Director, Campina Enterprises Limited
150 Beach Road                                                   Senior Project Manager, Property
#17-03 Gateway West                                                Enterprises Development Pte Ltd, Japura
Singapore 189720                                                   Pte Ltd, Japura Development Pte Ltd and
                                                                   Glenfield Investments Pte Ltd (all
                                                                   are property development), all at 150
                                                                   Beach Road, #17-03 Gateway West,
                                                                   Singapore 189720
                                                                 Director, Great Affluent Limited


                                    Sch II-3

                                  SCHEDULE III

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of November 26, 2003






                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1b)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           ------------------------------------


LI Ka-shing                                    Hong Kong         Chairman, Hutchison Whampoa Limited
7th Floor, Cheung Kong Center                                    Chairman, Cheung Kong (Holdings)
2 Queen's Road Central                                             Limited
Hong Kong


LI Tzar Kuoi, Victor                           Hong Kong         Deputy Chairman and Executive Director,
7th Floor, Cheung Kong Center                                      Hutchison Whampoa Limited
2 Queen's Road Central                                           Chairman, Cheung Kong Infrastructure
Hong Kong                                                          Holdings Limited(2)
                                                                 Chairman, CK Life Sciences Int'l., (Holdings) Inc.(3)
                                                                 Co-Chairman, Husky Energy Inc.(4)
                                                                 Managing Director and Deputy Chairman,
                                                                   Cheung Kong (Holdings) Limited
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, The Hongkong and Shanghai
                                                                   Banking Corporation Limited (banking),
                                                                   No. 1 Queen's Road Central, Hong Kong
                                                                 Director, Dragonfield Limited


FOK Kin-ning, Canning                          British           Group Managing Director and Executive
                                                                   Director, Hutchison Whampoa Limited
                                                                 Chairman, Hutchison Telecommunications
                                                                   (Australia) Limited(6)
                                                                 Chairman, Partner Communications
                                                                   Company Ltd.(7)
                                                                 Chairman, Hutchison Harbour Ring
                                                                   Limited(8)
                                                                 Chairman, Vanda Systems &
                                                                   Communications Holdings Limited(9)
                                                                 Co-Chairman, Husky Energy Inc.(4)
                                                                 Deputy Chairman, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)


                                   Sch III - 1

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1b)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           ------------------------------------



                                                                 Deputy Chairman, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Non-executive Director, Cheung Kong
                                                                   (Holdings) Limited


                                   Sch III - 2

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of November 26, 2003




                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1b)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           ------------------------------------


CHOW WOO Mo Fong, Susan                        British           Deputy Group Managing Director and
                                                                   Executive Director, Hutchison Whampoa
                                                                   Limited
                                                                 Executive Director, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Executive Director, Hutchison Harbour
                                                                   Ring Limited(8)
                                                                 Executive Director, Vanda Systems &
                                                                   Communications Holdings Limited(9)
                                                                 Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, Partner Communications
                                                                   Company Ltd.(7)
                                                                 Non-executive Director, TOM.COM
                                                                   LIMITED(10)
                                                                 Director, Cenwell Limited

Frank John SIXT                                Canadian          Group Finance Director and Executive
                                                                   Director, Hutchison Whampoa Limited
                                                                 Chairman, TOM.COM LIMITED(10)
                                                                 Executive Director, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, Hutchison Telecommunications
                                                                   (Australia) Limited(6)
                                                                 Director, Husky Energy Inc.(4)
                                                                 Director, Partner Communications
                                                                   Company Ltd.(7)
                                                                 Non-executive Director, Cheung Kong
                                                                   (Holdings) Limited
                                                                 Director, Cenwell Limited

LAI Kai Ming, Dominic                          Canadian          Executive Director, Hutchison Whampoa
                                                                   Limited
                                                                 Deputy Chairman, Hutchison Harbour



                                   Sch III - 3





                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1b)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           ------------------------------------

                                                                   Ring Limited(8)
                                                                 Deputy Chairman, Vanda Systems &
                                                                   Communications Holdings Limited(9)

                                  Sch III - 4

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of November 26, 2003






                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1b)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           ------------------------------------
George Colin MAGNUS                        British               Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                      Limited
2 Queen's Road Central                                           Chairman, Hongkong Electric Holdings
Hong Kong                                                          Limited(5)
                                                                 Deputy Chairman, Cheung Kong
                                                                   (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)


KAM Hing Lam                               Hong Kong             Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                      Limited
2 Queen's Road Central                                           Group Managing Director, Cheung
Hong Kong                                                          Kong Infrastructure Holdings Limited(2)
                                                                 Deputy Managing Director, Cheung
                                                                   Kong (Holdings) Limited
                                                                 President and Chief Executive Officer, CK Life
                                                                   Sciences Int'l., (Holdings) Inc.(3)
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, Great Affluent Limited

Michael David KADOORIE                     British               Independent Non-Executive Director,
24th Floor, St. George's                                           Hutchison Whampoa Limited
Building, 2 Ice House Street                                     Chairman, CLP Holdings Limited
Central, Hong Kong                                                 (investment holding), 147 Argyle Street,
                                                                   Kowloon, Hong Kong
                                                                 Chairman, The Hongkong and Shanghai
                                                                   Hotels Limited (hotel catering and real
                                                                   estate), 8th Floor, St. George's Building, 2
                                                                   Ice House Street, Central, Hong Kong
                                                                 Chairman, Heliservices (Hong Kong)
                                                                   Limited (provision of helicopter services),
                                                                   2107 St. George's Building, 2 Ice House
                                                                   Street, Central, Hong Kong

                                   Sch III-5

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of November 26, 2003






                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1b)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           ------------------------------------
LI Fook-wo                                 British               Independent Non-Executive Director,
1416 Prince's Building                                             Hutchison Whampoa Limited
10 Chater Road                                                   Director, The Bank of East Asia,
Hong Kong                                                          Limited (banking), No. 10 Des Voeux
                                                                   Road Central, Hong Kong


Simon MURRAY                               British               Non-Executive Director, Hutchison
Suite 3601, Cheung Kong Center                                     Whampoa Limited
2 Queen's Road Central                                           Chairman, General Enterprise Management
Hong Kong                                                          Services Limited (investment fund),
                                                                   Suite 3601, Cheung Kong Center,
                                                                   2 Queen's Road Central, Hong Kong
                                                                 Independent Non-executive Director,
                                                                   Cheung Kong (Holdings) Limited


OR Ching Fai, Raymond                      British               Independent Non-Executive Director,
1 Queen's Road Central                                             Hutchison Whampoa Limited
Hong Kong                                                        General Manager, The Hongkong and
                                                                   Shanghai Banking Corporation Limited
                                                                   (banking), 1 Queen's Road Central, Hong
                                                                   Kong


                                  Sch III - 6

                       Executive Officers and Directors of
                            Hutchison Whampoa Limited
                             As of November 26, 2003



                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1b)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           ------------------------------------
William SHURNIAK                           Canadian              Independent Non-Executive Director,
                                                                   Hutchison Whampoa Limited
                                                                 Chairman, ETSA Utilities  (operation of
                                                                    electricity distribution network in
                                                                   Anzac Highway, Keswick, South Australia
                                                                   Australia), 1 5035, Australia
                                                                 Chairman, Powercor Australia Ltd.
                                                                   (operation of electricity distribution
                                                                   network in Australia), Level 9, 40 Market
                                                                   Street, Melbourne, Victoria 3000,
                                                                   Australia
                                                                 Chairman, CitiPower Pty Ltd. (operation of
                                                                   electricity distribution network in
                                                                   Australia) Level 9, 40 Market Street,
                                                                   Melbourne, Victoria 3000, Australia
                                                                 Deputy Chairman, Husky Energy Inc.(4)


Peter Alan Lee VINE                        British               Non-Executive Director, Hutchison
Suite 1005 World Wide House                                        Whampoa Limited
19 Des Voeux Road Central                                        Director, Liu Chong Hing Investments
Hong Kong                                                          Limited (investments), 24 Des Voeux
                                                                   Road Central, Hong Kong
                                                                 Director, Liu Chong Hing Bank Limited
                                                                   (banking),  24 Des Voeux Road Central,
                                                                   Hong Kong
                                                                 Solicitor


WONG Chung Hin                             British               Non-Executive Director, Hutchison
1225 Prince's Building                                             Whampoa Limited
10 Chater Road                                                   Director, The Bank of East Asia, Limited
Hong Kong                                                          (banking), No. 10 Des Voeux Road
                                                                   Central, Hong Kong
                                                                 Director, Hongkong Electric Holdings
                                                                   Limited(5)

                                  Sch III - 7

                                   SCHEDULE IV

                       Executive Officers and Directors of
                                 Cenwell Limited
                             As of November 26, 2003




                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1b)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           -----------------------------------
CHOW WOO Mo Fong, Susan                    British               Director, Cenwell Limited
                                                                 Deputy Group Managing Director and
                                                                   Executive Director, Hutchison Whampoa
                                                                   Limited
                                                                 Executive Director, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Executive Director, Vanda Systems &
                                                                   Communications Holdings Limited(9)
                                                                 Executive Director, Hutchison Harbour
                                                                   Ring Limited(8)
                                                                 Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, Partner Communications
                                                                   Company Ltd.(7)
                                                                 Non-executive Director, TOM.COM
                                                                   LIMITED(10)


Frank John SIXT                            Canadian              Director, Cenwell Limited
                                                                 Group Finance Director and Executive
                                                                   Director, Hutchison Whampoa Limited
                                                                 Chairman, TOM.COM LIMITED(10)
                                                                 Executive Director, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, Hutchison Telecommunications
                                                                   (Australia) Limited(6)
                                                                 Director, Husky Energy Inc.(4)
                                                                 Director, Partner Communications
                                                                   Company Ltd.(7)
                                                                 Non-executive Director, Cheung Kong
                                                                   (Holdings) Limited



                                   Sch IV - 1

                       Executive Officers and Directors of
                                 Cenwell Limited
                             As of November 26, 2003




                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1b)                       Citizenship           Each Corporation or Organization
--------------------                       -----------           -----------------------------------
HO Wai Leung, Edmond                       British               Director, Cenwell Limited
9 Queen Street, Mayfair,                                         Director, Hutchison Whampoa (Europe)
London W1J 5PE,                                                    Limited (consultancy services), 9 Queen
United Kingdom                                                     Street, Mayfair, London W1J 5PE,
                                                                   United Kingdom
                                                                 Director, Hutchison Whampoa (UK)
                                                                   Limited (investment holding), 9 Queen
                                                                   Street, Mayfair, London W1J 5PE,
                                                                   United Kingdom
                                                                 Director, Hutchison Whampoa Properties
                                                                   (Europe) Limited (project management),
                                                                   9 Queen Street, Mayfair, London W1J
                                                                   5PE, United Kingdom

Neil Douglas McGEE                         Australian            Director, Cenwell Limited
707-8th Avenue S.W., Box 6525,                                   Vice President and Chief Financial Officer,
Station D, Calgary,                                                Husky Energy Inc. (4)
Alberta, Canada, T2P 3G7                                         Director, Campina Enterprises Limited
                                                                 Director, Great Affluent Limited

SNG Cheng Khoong, Robin                    Singaporean           Director, Cenwell Limited
Blk 5000D, #12-14, Marine                                        Managing Director, Copthorne
Parade Road, Singapore                                             International Investment Ltd
449287                                                             (fund management), 150 Beach Road, #17-06,
                                                                   Singapore 189720




                                   Sch IV - 2

                                   SCHEDULE V

                       Executive Officers and Directors of
                    CK Life Sciences Int'l., (Holdings) Inc.
                             As of November 26, 2003

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------

LI Tzar Kuoi, Victor                           Canadian          Chairman, CK Life Sciences Int'l.,
                                                                   (Holdings) Inc.(3)
                                                                 Managing Director and Deputy Chairman,
                                                                   Cheung Kong (Holdings) Limited
                                                                 Chairman, Cheung Kong Infrastructure
                                                                   Holdings Limited(2)
                                                                 Deputy Chairman and Executive Director,
                                                                   Hutchison Whampoa Limited
                                                                 Co-Chairman, Husky Energy Inc.(4)
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, The Hongkong and Shanghai
                                                                   Banking Corporation Limited (banking),
                                                                   No. 1 Queen's Road Central, Hong Kong
                                                                 Director, Dragonfield Limited

KAM Hing Lam                                   Hong Kong         President and Chief Executive Officer, CK
                                                                   Life Sciences Int'l., (Holdings) Inc.(3)
                                                                 Deputy Managing Director, Cheung
                                                                   Kong (Holdings) Limited
                                                                 Group Managing Director, Cheung
                                                                   Kong Infrastructure Holdings Limited(2)
                                                                 Executive Director, Hutchison Whampoa
                                                                   Limited
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)
                                                                 Director, Great Affluent Limited



                                   Sch V - 1

                       Executive Officers and Directors of
                    CK Life Sciences Int'l., (Holdings) Inc.
                             As of November 26, 2003


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------

IP Tak Chuen, Edmond                           British           Senior Vice President and Chief
                                                                   Investment Officer, CK Life Sciences
                                                                   Int'l., (Holdings) Inc.(3)
                                                                 Executive Director, Cheung Kong
                                                                   (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Non-executive Director, TOM.COM
                                                                   LIMITED(10)
                                                                 Director, Campina Enterprises Limited
                                                                 Director, Great Affluent Limited

YU Ying Choi, Alan Abel                        British           Vice President and Chief Operating
2 Dai Fu Street                                                    Officer, CK Life Sciences Int'l.,
Tai Po Industrial Estate                                           (Holdings) Inc.(3)
Tai Po, Hong Kong

PANG Shiu Fun                                  Hong Kong         Vice President and Chief Technology
2 Dai Fu Street                                                    Officer, CK Life Sciences Int'l.,
Tai Po Industrial Estate                                           (Holdings) Inc.(3)
Tai Po, Hong Kong

CHU Kee Hung                                   U.S.A.            Vice President and Chief Production
2 Dai Fu Street                                                    Officer, CK Life Sciences Int'l.,
Tai Po Industrial Estate                                           (Holdings) Inc.(3)
Tai Po, Hong Kong

LAM Hing Chau, Leon                            Hong Kong         Vice President and Chief Financial Officer,
2 Dai Fu Street                                                    CK Life Sciences Int'l., (Holdings) Inc.(3)
Tai Po Industrial Estate
Tai Po, Hong Kong




                                   Sch V - 2

                       Executive Officers and Directors of
                    CK Life Sciences Int'l., (Holdings) Inc.
                             As of November 26, 2003


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------

KWAN Chiu Yin, Robert                          British           Non-executive Director, CK Life Sciences
26/F., Wing On Centre                                              Int'l., (Holdings) Inc.(3)
111 Connaught Road Central                                       Independent Non-executive Director,
Hong Kong                                                          Melco International Development Limited
                                                                   (investment holding), 38/F The Centrium,
                                                                   60 Wyndham Street, Central, Hong Kong
                                                                 Independent Non-executive Director,
                                                                   Shun Tak Holdings Limited (shipping,
                                                                   property, hotel, finance, restaurant
                                                                   and air transport), Penthouse,
                                                                   39/F West Tower, Shun Tak Centre,
                                                                   200 Connaught Road Central,
                                                                   Hong Kong

Peter Peace TULLOCH                            British           Non-executive Director, CK Life Sciences
21 Cliff View Road                                                 Int'l., (Holdings) Inc.(3)
Leura, NSW 2780                                                  Non-executive Director, CIBC Australia
Australia                                                          Holdings Limited (investment holding),
                                                                   Level 40, Governor Philip Tower, 1
                                                                   Farrer Place, Sydney NSW 2000,
                                                                   Australia
                                                                 Director, CrossCity Motorway Pty Limited
                                                                   (construction and operation of tunnel),
                                                                   Level 1, 140 Sussex Street, Sydney NSW
                                                                   2000,
                                                                   Australia
                                                                 Consultant of Canadian Imperial Bank of
                                                                   Commerce (banking), Suite 3602, 36/F.,
                                                                   Cheung Kong Center, 2 Queen's Road
                                                                   Central, Hong Kong
                                                                 Senior Advisor of CIBC World Markets
                                                                   Securities Australia Limited (securities),
                                                                   Level 40, Governor Philip Tower, 1
                                                                   Farrer Place, Sydney NSW 2000,
                                                                   Australia



                                    Sch V- 3

                       Executive Officers and Directors of
                    CK Life Sciences Int'l., (Holdings) Inc.
                             As of November 26, 2003


                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------

WONG Yue-chim, Richard                         Hong Kong         Independent Non-executive Director, CK
The University of Hong Kong                                        Life Sciences Int'l., (Holdings) Inc.(3)
Faculty of Business and                                          Dean of the Faculty of Business and
  Economics                                                        Economics at The University of Hong
Room 733, Meng Wah Complex                                         Kong (education), Pokfulam Road, Hong
Pokfulam Road, Hong Kong                                           Kong
                                                                 Founding Director, The Hong Kong Centre
                                                                   for Economic Research (research), School
                                                                   of Economics, The University of Hong
                                                                   Kong, Pokfulam Road, Hong Kong
                                                                 Founding Director, Hong Kong Institute
                                                                   of Economics and Business Strategy
                                                                   (research), The University of Hong Kong,
                                                                   Pokfulam Road, Hong Kong

Eva Lee KWOK                                   Canadian          Independent Non-executive Director, CK
Suite 560-355 Burrard Street                                       Life Sciences Int'l., (Holdings) Inc.(3)
Vancouver, British Columbia                                      Chair and Chief Executive Officer, Amara
V6C 2G8, Canada                                                    International Investment Corporation
                                                                   (investment holding), Suite 560-355
                                                                   Burrard Street, Vancouver, British
                                                                   Columbia, V6C 2G8, Canada
                                                                 Independent Director and Corporate Governance
                                                                 Committee member, Husky
                                                                   Energy Inc.(4)
                                                                 Independent Director and Audit Committee
                                                                   member, Bank of Montreal (financial
                                                                   services), 595 Burrard Street, Vancouver,
                                                                   British Columbia, V7X 1L7, Canada
                                                                 Independent Director, Telesystem
                                                                   International Wireless Inc. (global
                                                                   mobile communications operator),
                                                                   1000 de La Gauchetiere Street West,
                                                                   16th Floor, Montreal, Quebec H3B 4W5,
                                                                   Canada



                                   Sch V - 4

                                   SCHEDULE VI

                       Executive Officers and Directors of
                             Great Affluent Limited
                             As of November 26, 2003

                                                                 Present Principal Occupation or Employment,
                                                                 Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------


KAM Hing Lam                                   Hong Kong         Director, Great Affluent Limited
                                                                 President and Chief Executive Officer, CK
                                                                   Life Sciences Int'l., (Holdings) Inc.(3)
                                                                 Deputy Managing Director, Cheung
                                                                   Kong (Holdings) Limited
                                                                 Group Managing Director, Cheung
                                                                   Kong Infrastructure Holdings Limited(2)
                                                                 Executive Director, Hutchison Whampoa
                                                                   Limited
                                                                 Executive Director, Hongkong Electric
                                                                   Holdings Limited(5)

IP Tak Chuen, Edmond                           British           Director, Great Affluent Limited
                                                                 Senior Vice President and Chief
                                                                   Investment Officer, CK Life Sciences
                                                                   Int'l., (Holdings) Inc.(3)
                                                                 Executive Director, Cheung Kong
                                                                   (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                   Infrastructure Holdings Limited(2)
                                                                 Non-executive Director, TOM.COM
                                                                   LIMITED(10)
                                                                 Director, Campina Enterprises Limited

LAU Chin Sung, John                            Australian        Director, Great Affluent Limited
707-8th Avenue S.W., Box 6525                                    President and Chief Executive Officer,
Station D, Calgary, Alberta                                        Husky Energy Inc.(4)
Canada, T2P 3G7                                                  Director, Campina Enterprises Limited

Neil Douglas McGEE                             Australian        Director, Great Affluent Limited
707-8th Avenue S.W., Box 6525                                    Vice President and Chief Financial Officer,
Station D, Calgary, Alberta                                        Husky Energy Inc.(4)
Canada, T2P 3G7                                                  Director, Campina Enterprises Limited
                                                                 Director, Cenwell Limited


                                   Sch VI - 1

                       Executive Officers and Directors of
                             Great Affluent Limited
                             As of November 26, 2003


                                                                 Present Principal Occupation or Employment,
                                                                 Including Name,
Name and                                                         Principal Business and Address of
Business Address(1a)                           Citizenship       Each Corporation or Organization
--------------------                           -----------       --------------------------------

YEO May Ann, Annie                             Singaporean       Director, Great Affluent Limited
150 Beach Road                                                   Director, Campina Enterprises Limited
#17-03 Gateway West                                              General Manager, Property Enterprises
Singapore 189720                                                   Development Pte Ltd, Japura Pte Ltd,
                                                                   Japura Development Pte Ltd and
                                                                   Glenfield Investments Pte Ltd (all are
                                                                   property development), all at 150 Beach
                                                                   Road, #17-03 Gateway West, Singapore
                                                                   189720

CHUI Sing Loi                                  Singaporean       Director, Great Affluent Limited
150 Beach Road                                                   Director, Campina Enterprises Limited
#17-03 Gateway West                                              Senior Project Manager, Property
Singapore 189720                                                   Enterprises Development Pte Ltd, Japura
                                                                   Pte Ltd, Japura Development Pte Ltd and
                                                                   Glenfield Investments Pte Ltd (all are
                                                                   property development), all at 150 Beach
                                                                   Road, #17-03 Gateway West, Singapore
                                                                   189720







                                   Sch VI - 2

Notes:-

1a. Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

1b. Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

2. The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and Australia.

3. The principal business address of CK Life Sciences Int'l., (Holdings) Inc. is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of CK Life Sciences Int'l., (Holdings) Inc. is investment holding, research and development, commercialization, marketing and sale of biotechnology products.

4. The principal business address of Husky Energy Inc. is 707-8th Avenue S.W., Box 6525 Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Energy Inc. is investment in oil and gas.

5. The principal business address of Hongkong Electric Holdings Limited is 44 Kennedy Road, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

6. The principal business address of Hutchison Telecommunications (Australia) Limited is Building 4, 207 Pacific Highway, St. Leonards NSW 2065, Sydney, Australia. The principal business of Hutchison Telecommunications (Australia) Limited is telecommunications.

7. The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

8. The principal business address of Hutchison Harbour Ring Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Harbour Ring Limited is the manufacturing and trading of toys, property investments and the Internet B2B businesses.

9. The principal business address of Vanda Systems & Communications Holdings Limited is Lincoln House 408, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong. The principal business of Vanda Systems & Communications Holdings

                                  Schedule - 1

       Limited is IT solutions provider primarily engaged in the business of systems infrastructure and application solutions services.

10. The principal business address of TOM.COM LIMITED is 48/F., The Center, 99 Queen's Road Central, Hong Kong. The principal business of TOM.COM LIMITED is the development of software and computer network systems and provision of related services, events production and the operation of an Internet portal delivering Internet infotainment, contents and services.



                                  Schedule - 2

                                  EXHIBIT INDEX


Exhibit No.   Description

1. Agreement with respect to filing of Schedule 13D, dated as of December 1, 2003, among Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited, Cenwell Limited, CK Life Sciences Int'l., (Holdings) Inc. and Great Affluent Limited

2. Certificate of the Powers, Designations, Preferences and Rights of the Series D Cumulative Redeemable Convertible Participating Preferred Stock (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

3. Stock and Warrant Purchase and Exchange Agreement, dated as of November 8, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

4. Escrow Agreement, dated as of November 8, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited, Campina Enterprises Limited and Pillsbury Winthrop LLP (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

5. Stockholders Agreement, dated as of November 8, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II,.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

6. Registration Rights Agreement, dated as of November 8, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

7. Amendment No. 1 to Stock and Warrant Purchase and Exchange Agreement, dated as of November 9, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited and Campina Enterprises Limited (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

8. First Amendment to Escrow Agreement, dated as of November 9, 2001, among Critical Path, Inc., General Atlantic Partners 74, L.P.,


                               Exhibit Index - 1

              GAP Coinvestment Partners II, L.P., GapStar, LLC, Vectis CP Holdings, LLC, Cenwell Limited, Enterprises Limited and Pillsbury Winthrop LLP (incorporated by reference to Exhibit 99.8 to the Schedule 13D filed by Cheung Kong (Holdings) Limited, Campina Enterprises Limited, Hutchison Whampoa Limited and Cenwell Limited with the Securities Exchange Commission on January 26, 2001)

9. Convertible Note Purchase and Exchange Agreement dated November 18, 2003 among the Company, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAP-W, LLC, GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited and Lion Cosmos Limited (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

10. Form of Amended and Restated Registration Rights Agreement among the Company, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAP-W, LLC, GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited, Lion Cosmos Limited and Vectis CP Holdings, LLC (incorporated herein by reference to Exhibit 4.2 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

11. Form of Amended and Restated Certificate of Determination of Preferences of Series D Cumulative Redeemable Convertible Preferred Stock of the Company (incorporated herein by reference to Exhibit 4.3 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

12. Form of Amended and Restated Stockholders Agreement among the Company, General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, GAP-W, LLC, GAPCO GmbH & Co. KG, Cenwell Limited, Campina Enterprises Limited, Great Affluent Limited, Dragonfield Limited, Lion Cosmos Limited and Vectis CP Holdings, LLC (incorporated herein by reference to Exhibit 4.4 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

13. Form of Amended and Restated Certificate of Determination of Preferences of Series E Redeemable Convertible Preferred Stock of the Company (incorporated herein by reference to Exhibit 4.5 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)

                               Exhibit Index - 2

14. Form of Amendment to Common Stock Purchase Warrant of the Company (incorporated herein by reference to Exhibit 4.6 to the Form 8-K filed by Critical Path, Inc with the Securities and Exchange Commission on November 20, 2003)



                               Exhibit Index - 3